SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                               Date: May 05, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F
                                     ---                  ----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                ---                     ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):  82-________

         On May 05, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") announced a number of changes to its domestic long-distance (DLD) tariffs for Moscow subscribers become effective from May 15, 2003. A copy of the press release announcing tariffs change is attached hereto as Exhibit 1.

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    May 05, 2003                  By:     [signed]    Petr Debrianski
                                          -----------------------------------
                                       Name:    Petr N. Debrianski
                                       Title:   Deputy Finance Director

                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number                  Description

     1. English translation of the press release announced a number of changes to Company's domestic long-distance (DLD) tariffs for Moscow subscribers.

                                                                    Exhibit 1


Rostelecom Introduces New Competitive Tariffs to Strengthen its Position in Moscow

Moscow - May 05, 2003 - Rostelecom (NYSE: ROS; RTS: RTKM), Russia's national long-distance telecommunications operator, today announced a number of changes to its domestic long-distance (DLD) tariffs for Moscow subscribers, in accordance with the resolution set out by the Russian Anti-Monopoly Ministry.

For the first time in its history, Rostelecom submitted a request to the Anti-Monopoly Ministry to lower some of its DLD tariffs for Moscow subscribers. This will optimize Rostelecom's tariff policy in Moscow, bringing the Company's tariffs in line with the rest of the market, and strengthening its position to grow revenues in Moscow.

The following tariff changes will become effective as of May 15, 2003 for customers in the Moscow market:
o DLD tariffs for commercial organizations and households to all destinations (except calls to the Moscow region) during peak hours* will be reduced by 15% on average (reduction will range from 10% to 33% depending on distance).
o DLD tariffs for commercial organizations and households to all destinations during off-peak hours** will be brought more in line with those of competitors, resulting in an average increase of 50%.
o For the first time, Rostelecom has received permission to offer traffic volume discounts on DLD tariffs of up to 30%.

These changes will make Rostelecom's tariffs more competitive and reduce the dependence of the Company's DLD rates on the distance of the call, in accordance with worldwide practices.

Additionally, the disparity between Rostelecom's DLD tariffs during peak and off-peak hours will be reduced. This should have a positive impact on Rostelecom's off-peak revenue, as the old off-peak tariffs were significantly below the market level.

The Anti-Monopoly Ministry's decision enables Rostelecom to provide volume discounts to major clients and therefore ensures the flexibility in pricing needed to strengthen the Company's position in the Moscow corporate client market.

For additional information on the new DLD tariffs please visit the News section on the Company's website (www.rt.ru/en/) or contact Rostelecom's enquiry desk at "07".


*  From 8 am until 8 pm on working days
** From 8 pm until 8 am on working days as well as during weekends and holidays

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.



For further details please contact

Anna Kareva
Head of IR
Tel.: + 7 095 973 9920
Fax: + 7 095 787 2850
e-mail: kareva@hq.rt.ru